SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549







                                    FORM U5S









                                  ANNUAL REPORT

                      For the Year Ended December 31, 2002






       Filed pursuant to the Public Utility Holding Company Act of 1935 by





                                                         `




                               AMEREN CORPORATION
                 1901 Chouteau Avenue, St. Louis, Missouri 63103


                                TABLE OF CONTENTS
                                                                                                         Page
ITEM 1.    SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2002                                1

ITEM 2.    ACQUISITIONS OR SALES OF UTILITY ASSETS                                                        10

ITEM 3.    ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES                              10

ITEM 4.    ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES                                     10

ITEM 5.    INVESTMENTS IN SECURITIES OF NON-SYSTEM COMPANIES                                              11

ITEM 6.    OFFICERS AND DIRECTORS

           Part I.  Name, principal business address and positions held as of
           December 31, 2002                                                                              12

           Part II. Financial connections as of December 31, 2002                                         20

           Part III.Compensation and other related information                                            20

ITEM 7.    CONTRIBUTIONS AND PUBLIC RELATIONS                                                             22

ITEM 8.    SERVICE, SALES AND CONSTRUCTION CONTRACTS

           Part I.  Intercompany sales and service                                                        23

           Part II. Contracts to purchase services or goods between any system company
           and affiliate                                                                                  23

           Part III.Employment of any person by any system company for the performance
           on a continuing basis of management services                                                   23

ITEM 9.    WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES                                             24

ITEM 10.   FINANCIAL STATEMENTS AND EXHIBITS

     Index to Financial Statements                                                                        24

     Financial Statements                                                                         Appendix B

     Exhibits                                                                                             25

SIGNATURE                                                                                                 33



ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2002.

                                             Number of
                                              Common            % of           Issuer         Owner's
                                              Shares            Voting         Book           Book
   Name of Company                            Owned             Power          Value          Value          Business Type
   ---------------                            -----             -----          -----          ------         -------------

Ameren Corporation                                                        3,935,133,661    3,935,133,661     Holding Company

  Union Electric Company                     102,123,834       100.0      2,631,348,425    2,631,348,425     Electric & Gas Utility

          Envirotech Investment                                                 (1)                          Energy-Related
          Fund, L.L.C.

      Electric Energy, Inc.                       24,800        40.0         36,567,546       14,627,018     Electric

          Joppa & Eastern Railroad Company        10,000       100.0            100,000          100,000     Rail Transport

          Met-South, Inc.                            100       100.0              5,000            5,000     Wholesale Marketing

          Midwest Electric Power, Inc.             1,000       100.0            100,000          100,000     Generating Company

          Southern Materials Transfer, Inc.       10,000       100.0                  0                0     Coal Terminal

          Massac Enterprises, LLC                                               (2)                          Purchasing Company

      Union Electric Development Corp.            18,500       100.0        (23,390,483)     (23,390,483)    Community Develop-
                                                                                                             ment & Energy-Related
                                                                                                             Investments

          Civic Ventures                                                        (3)                          Community
          Investment Fund, LP                                                                                Development

          Lewis & Clark Industrial                                              (4)                          Community
          Development Corporation                                                                            Development

          Laclede's Landing                                                     (5)                          Community
          Redevelopment Corp.                                                                                Development

                                        1

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2002. (Continued)

          Gateway National Bank                                                 (6)                          Community
                                                                                                             Development

          NEMO Bank Community                                                   (7)                          Community
          Development Corporation                                                                            Development

          St. Louis Equity Fund 1988                                            (8)                          Community
                                                                                                             Development

          St. Louis Equity Fund 1990                                            (8)                          Community
                                                                                                             Development

          St. Louis Equity Fund 1991                                            (8)                          Community
                                                                                                             Development

          St. Louis Equity Fund 1992                                            (8)                          Community
                                                                                                             Development

          St. Louis Equity Fund 1993                                            (8)                          Community
                                                                                                             Development

          St. Louis Equity Fund 1994                                            (8)                          Community
                                                                                                             Development

          St. Louis Equity Fund 1995                                            (8)                          Community
                                                                                                             Development

          St. Louis Equity Fund 1996                                            (8)                          Community
                                                                                                             Development

          St. Louis Equity Fund 1997                                            (8)                          Community
                                                                                                             Development

          St. Louis Equity Fund 1998                                            (8)                          Community
                                                                                                             Development

          St. Louis Equity Fund 1999                                            (8)                          Community
                                                                                                             Development
                                       2

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2002. (Continued)

          St. Louis Equity Fund 2000                                            (8)                          Community
                                                                                                             Development

          St. Louis Equity Fund 2001                                            (8)                          Community
                                                                                                             Development

          St. Louis Equity Fund 2002                                            (8)                          Community
                                                                                                             Development

          St. Louis Equity Fund 2003<F1>                                        (8)                          Community
                                                                                                             Development

          Homestead Brookfield Housing                                          (9)                          Community
                                                                                                             Development

  Central Illinois Public Service Company       25,452,373     100.0        511,859,890      511,859,890     Electric & Gas

      CIPS Energy, Inc.*                               100     100.0              1,000            1,000

  CIPSCO Investment Company                            100     100.0          5,470,790        5,470,790     Leasing and
                                                                                                             Energy-Related
                                                                                                             Investments

          Illinois Equity Fund 1992                                            (10)                          Investments

          Illinois Equity Fund 1994                                            (10)                          Investments

          Illinois Equity Fund 1996                                            (10)                          Investments

          Illinois Equity Fund 1998                                            (10)                          Investments

          Illinois Equity Fund 2000                                            (10)                          Investments

          St. Louis Equity Fund 1999                                           (10)                          Investments

          St. Louis Equity Fund 2000                                           (10)                          Investments

          St. Louis Equity Fund 2001                                           (10)                          Investments

          St. Louis Equity Fund 2002                                           (10)                          Investments

                                      3


ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2002. (Continued)

      CIPSCO Securities Company                        100                     (11)                          Investments

      CIPSCO Venture Company                           100                      281,858          281,858     Civic and  Economic
                                                                                                             Development

          Mattoon Enterprise Park LLC                                          (12)                          Investments

          MACC, LLC                                                            (13)                          Investments

      CIPSCO Leasing Company                           100                     (14)                          Leveraged Leases

          CLC Aircraft Leasing Co.                     100                     (15)                          Equipment Leasing

          CLC Leasing Co. A                            100                     (16)                          Equipment Leasing

          CLC Leasing Co. C*                           100                     (17)

      CIPSCO Energy Company                            100     100.0          4,480,158        4,480,158     Energy-Related
                                                                                                             Investments

          CEC-ACLP-Co.                                                         (18)                          Investments

  Ameren Energy, Inc.                                1,000     100.0         (6,891,507)      (6,891,507)    Power Marketing,
                                                                                                             Energy-Related

  Ameren Services Co.                                1,000     100.0         (4,031,522)      (4,031,522)    Services to Ameren
                                                                                                             and its affiliates

  Ameren Development Company                         1,000     100.0        (26,646,329)     (26,646,329)    Holding Company

          Ameren ERC, Inc.                           1,000     100.0         (5,810,675)      (5,810,675)    Energy-Related

            Missouri Central Railroad Company      100,000     100.0          6,699,428        6,699,428     Rail Transport

            Gateway Energy Systems, L.C.
            and affiliates                                                     (19)                          Energy-Related


                                       4

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2002. (Continued)

          Ameren Energy Communications, Inc.         1,000     100.0        (19,914,094)     (19,914,094)    Communications-
                                                                                                             Related

            Enporion Inc.                                                      (20)                          E-Commerce

  Ameren Energy Resources Company                    1,000     100.0        270,381,620      270,381,620     Holding Company

          Illinois Materials Supply Co.              1,000     100.0         (2,008,734)      (2,008,734)    Purchasing Company

          Ameren Energy Marketing Co.                1,000     100.0         (9,538,380)      (9,538,380)    Wholesale and
                                                                                                             Retail Marketing

          Ameren Energy Development Co.              1,000     100.0        280,153,359      280,153,359     Generating Facilities

             Ameren Energy Generating Co.            2,000     100.0        280,006,033      280,006,033     Generating Company

          Ameren Energy Fuels and Services           1,000     100.0           (820,631)        (820,631)    Fuel Purchasing
          Company

             Cowboy Railroad Development                        70.97                                        Develop feasibility
             Company, LLC<F2>                                                                                study for railroad

             AFS Development Company, LLC<F3>                  100.0                                         Oil and gas exploration
                                                                                                             and production

          Electric Energy, Inc.<F4>                 12,400      20.0         36,567,546        7,313,509     Electric

             Joppa & Eastern Railroad Co.           10,000                      100,000          100,000     Rail Transport

             Met-South, Inc.                           100                        5,000            5,000     Wholesale Marketing

             Midwest Electric Power, Inc.            1,000                      100,000          100,000     Generating Company

             Southern Materials Transfer, Inc.      10,000                            0                0     Coal Terminal

             Massac Enterprises, LLC                                           (2)                           Purchasing Company



----------------------------
*    Inactive Company

                                       5

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2002. (Continued)


                  NOTES RELATING TO VOTING POWER AND BOOK VALUE

Union Electric Company

 (1)   Envirotech  Investment Fund, L.L.C.
          Capital   investments  in   energy-related   businesses  with  Company
          contributions amounting to $1,068,759 as of 12/31/02.

Electric Energy, Inc.

 (2)   Massac  Enterprises,  LLC
          Capital contribution of $100,000 for purchasing operations within "enterprise zones".

Union Electric Development Corporation

 (3)   Civic Ventures  Investment  Fund, LP
          Investment fund to promote growth and development of small and minority business enterprises with Company contributions amounting to $68,667 as of 12/31/02.

 (4)   Lewis and Clark Industrial Development  Corporation
          Capital contribution in civic development of $5,000 as of 12/31/02.

 (5)   Laclede's Landing  Redevelopment  Corporation
          Capital contribution in civic development of $10,000 as of 12/31/02.

 (6)   Gateway  National  Bank
          Capital contribution in civic development of $60,000 as of 12/31/02.

 (7)   NEMO Bank Community  Development  Corporation
          Capital contribution in civic development of $1,000 as of 12/31/02.

 (8)   St. Louis Equity Funds - 1988,  1990,  1991,  1992,  1993, 1994, 1995,
       1996, 1997, 1998, 1999, 2000, 2001, 2002 and 2003.
          Real estate investment  funds, with the Company's total  contributions as of 12/31/02 of  $5,754,146.  Includes  purchase of tax credits from
          Mercantile  Community   Development   Corporation,   Federal  National
          Mortgage   Association   and  U.S.   Bancorp   Community   Development
          Corporation, along with a subscription commitment as noted in Footnote
          1, Page 9. No established market value

 (9)   Homestead  Brookfield Housing
          Capital contribution for economic development amounting to $1,061 as of 12/31/02.


                                       6

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2002. (Continued)

CIPSCO Investment Company

 (10)  Illinois  Equity  Funds  -  1992, 1994,  1996,  1998,  and  2000  Limited
       Partnerships and St. Louis Equity Funds 1999 LLC, 2000 LLC, 2001 LLC, and 2002 LLC. Various ownership interests of not more than 20% in various limited partnerships. Total commitment to equity funds of $6,500,000.
       No established market value, book value is $3,333,350. Includes purchase of tax credits from Mercantile Community Development Corporation.

CIPSCO Venture Company holdings:

Total equity interest in the investments listed below is $281,858:

 (11) Mattoon  Enterprise Park, LLC
          A 20% equity interest, but not the managing member, in the above named limited liability company. No established market value.

 (12) MACC,  LLC
          A 33.33% interest, but not the managing member, in the above named limited liability company. No established market value.


CIPSCO Leasing Company

Total current asset book value of investments listed below is $28,775,523:

(13) A 17.5% undivided interest in a leveraged lease financing of a natural gas liquids plant held under the subsidiary name of CIPSCO Leasing Company.

(14) A 100% interest in a leveraged lease financing of a commercial aircraft held under the subsidiary name CIPSCO Aircraft Leasing Company.

(15) A 25% undivided interest in a leveraged lease financing of various oil and gas production equipment held under the subsidiary name CLC Leasing
      Company A.

(16) CLC Leasing Company C established for future investment opportunities; no current investments.

                                       7

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2002. (Continued)

CIPSCO Energy Company

(17)  Appomattox  Cogeneration L.P.
          A 24.75%  limited  partnership  interest  in the above  named  Limited
          Partnership. This investment is held in CEC-ACLP Company, a subsidiary of CIPSCO Energy Company. Book value is $4,480,158.


Ameren ERC, Inc.

(18)  Gateway  Energy  Systems,  LLC and affiliates
          A 89.1% interest in the above named Limited Liability Company amounting to $1,103,067 as of 12/31/02.


Ameren Energy Communications, Inc.

(19)  Enporion Inc.
          Ameren was one of seven founding members of the above named e-commerce company with a $5,000,000 investment as of 12/31/02.

                                       8

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2002. (Continued)

                                    FOOTNOTES

<F1> St. Louis Equity Fund 2003 is subscription  commitment of $1,500,000 to the real estate fund; no money as of 12/31/02 had been paid.

<F2> Arkansas limited  liability  company  organized  February 15, 2002 for development of feasibility study for railroad. Contribution of $260,000 with a 70.97%. interest.

<F3> Illinois  limited  liability   company  organized   September  6,  2002.
     Contribution of $10,000 with an 100% interest.

<F4> Central  Illinois  Public  Service  Company  transferred  its twenty  (20%)
     percent interest in Electric Energy Inc. to Ameren Energy Resources Company
     in 2002.

ITEM 2. ACQUISITIONS OR SALES OF UTILITY ASSETS

     Pursuant to the territorial agreement between Union Electric Company, d/b/a AmerenUE, and Gascosage Electric Cooperative, and reliance on Rule 44, AmerenUE sold substations and electric distribution facilities to Gascosage Electric Cooperative in the amount of $1.6 million in 2002.


ITEM 3. ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

A.   Union Electric Company - Debt Issuance

     1. Issuance of $173 million fall-away First Mortgage Bonds, 5.25% due September 1, 2012. Issued on August 22, 2002.

B.   Ameren Energy Generating Company - Debt Issuance

     1. Issuance of $275 million Senior Notes, 7.95% due June 1, 2032. Issued on June 6, 2002.

C.   Ameren Corporation - Guarantees

     1. The registrant and its utility affiliates are self-insured for Worker's Compensation Insurance and the Parent (Ameren Corporation) guarantees the payment of outstanding claims of subsidiaries (the "Reserve"). At 12/31/02 the Reserve amounted to $21,043,716. The highest amount outstanding at any time during the year cannot be readily determined.


ITEM 4. ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

A.   Union Electric Company - Debt and Preferred Stock Retirements

     1. On September 23, 2002, this system company redeemed, with proceeds from its issuance of $173 million 5.25% fall-away First Mortgage Bonds due 2012, its $125 million principal amount 8.75% First Mortgage Bonds.

     2. On September 23, 2002, this system company redeemed, with proceeds from its issuance of $173 million 5.25% fall-away First Mortgage Bonds due 2012, its $41.4375 million par amount $1.735 series Preferred Stock.

     3. On December 16, 2002, this system company retired, with cash, upon maturity its $75 million principal amount 8.33% First Mortgage Bonds.


B. Central Illinois Public Company - Debt Retirements

     1. On March 15, 2002, this system company retired, with cash, upon maturity its $5 million principal amount 6.94% Series 97-1 First Mortgage Bonds, Medium-Term Notes.

     2. On September 15, 2002, this system company retired, with cash, upon maturity its $5 million principal amount 6.96% Series 97-1 First Mortgage Bonds, Medium-Term Notes.

     3. On September 15, 2002, this system company retired, with cash, upon maturity its $23 million principal amount 6.75% Series Y First Mortgage Bonds.

ITEM 5. INVESTMENTS IN SECURITIES OF NON-SYSTEM COMPANIES

A. At 12/31/02 Ameren Corporation had $589,563,249 invested in the following temporary cash investments. These investments were in short-term money market funds.

     1.  Goldman Sachs funds: $57,783,665
     2.  Federated Investors funds: $66,821,132
     3.  Fidelity funds: $73,730,906
     4.  J.P. Morgan funds: $24,224,401
     5.  Dreyfus funds: $49,785,925
     6.  Bank One funds: $48,279,311
     7.  Northern Trust funds: $47,632,684
     8.  Citigroup funds: $55,950,615
     9.  Deutsche Bank funds: $49,923,554
     10. Credit Suisse funds: $68,197,821
     11. Bank of America funds: $47,233,237


B. At 12/31/02 Union Electric Company had $7,035,704 of cash invested in a Federated short-term money market fund.

ITEM 6.  OFFICERS AND DIRECTORS - PART l.

The positions of officers and director of all system companies as of December 31, 2002 were as follows:

NAME AND ADDRESS                                                  POSITION

AMEREN CORPORATION
WARNER L. BAXTER                    ST. LOUIS, MO                   SVP
JERRE E. BIRDSONG                   ST. LOUIS, MO                   VP, T
WILLIAM E. CORNELIUS                ST. LOUIS, MO                   D
BAXTER GILLETTE <F1>                ST. LOUIS, MO                   VP
CLIFFORD L. GREENWALT               SPRINGFIELD, IL                 D
THOMAS A. HAYS                      ST. LOUIS, MO                   D
THOMAS H. JACOBSEN <F2>             ST. LOUIS, MO                   D
RICHARD A. LIDDY                    ST. LOUIS, MO                   D
GORDON R. LOHMAN                    CHICAGO, IL                     D
RICHARD A. LUMPKIN                  MATTOON, IL                     D
MARTIN J. LYONS                     ST. LOUIS, MO                   C
JOHN PETERS MACCARTHY               ST. LOUIS, MO                   D
HANNE M. MERRIMAN                   WASHINGTON, DC                  D
PAUL L. MILLER, JR.                 ST. LOUIS, MO                   D
CHARLES W. MUELLER                  ST. LOUIS, MO                   D, CM, CEO
GARY L. RAINWATER                   ST. LOUIS, MO                   P, COO
HARVEY SALIGMAN                     ST. LOUIS, MO                   D
STEVEN R. SULLIVAN                  ST. LOUIS, MO                   VP, GC, S
JANET MCAFEE WEAKLEY <F3>           ST. LOUIS, MO                   D
JAMES W. WOGSLAND                   HAYDEN LAKE, ID                 D

Footnotes
---------

<F1>  Baxter Gillette resigned April 1, 2002
<F2>  Thomas Jacobsen died  July 20, 2002
<F3>  Janet McAfee Weakley retired April 23, 2002

UNION ELECTRIC COMPANY

RONALD D. AFFOLTER                  ST. LOUIS, MO                   VP
PAUL A. AGATHEN                     ST. LOUIS, MO                   D, SVP
WARNER L. BAXTER                    ST. LOUIS, MO                   D, SVP
JERRE E. BIRDSONG                   ST. LOUIS, MO                   VP, T
WILLIAM J. CARR <F1>                ST. LOUIS, MO                   VP
DANIEL F. COLE                      ST. LOUIS, MO                   SVP
MARTIN J. LYONS                     ST. LOUIS, MO                   C
MICHAEL J. MONTANA                  ST. LOUIS, MO                   VP
CHARLES W. MUELLER                  ST. LOUIS, MO                   D, CM, CEO
CHARLES D. NASLUND                  ST. LOUIS, MO                   VP
GARY L. RAINWATER                   ST. LOUIS, MO                   D, P, COO

                                       12

GARRY L. RANDOLPH                   ST. LOUIS, MO                   SVP
WILLIAM C. SHORES                   ST. LOUIS, MO                   VP
STEVEN R. SULLIVAN                  ST. LOUIS, MO                   VP, GC, S
THOMAS R. VOSS                      ST. LOUIS, MO                   D, SVP
DAVID A. WHITELEY                   ST. LOUIS, MO                   SVP
RONALD C. ZDELLAR <F2>              ST. LOUIS, MO                   VP

Footnotes
---------

<F1>  William J. Carr retired July 1, 2002
<F2>  Ronald C. Zdellar elected VP on September 1, 2002

ELECTRIC ENERGY, INC.

JESSON A. BRADSHAW                  HOUSTON, TX                     D
DANIEL F. COLE                      ST. LOUIS, MO                   D
RICHARD W. EIMER, JR.               DECATUR, IL                     D
JAMES M. HELM                       JOPPA, IL                       S, T
R. ALAN KELLEY                      ST. LOUIS, MO                   D, CM
CHARLES D. NASLUND                  ST. LOUIS, MO                   D
ROBERT L. POWERS                    JOPPA, IL                       P
GARY L. RAINWATER                   ST. LOUIS, MO                   D
WILLIAM SHEPPARD                    JOPPA, IL                       VP
A. ROGER SMITH                      LOUISVILLE, KY                  D
PAUL W. THOMPSON                    LOUISVILLE, KY                  D
DAVID A. WHITELEY                   ST. LOUIS, MO                   D

JOPPA & EASTERN RAILROAD COMPANY

JEFFREY S. BERKBIGLER               CARBONDALE, IL                  S
JAMES M. HELM                       JOPPA, IL                       T
JOHN S. RENDLEMAN                   CARBONDALE, IL                  P, D

MET-SOUTH, INC.

JEFFREY S. BERKBIGLER               CARBONDALE, IL                  VP
CHERYL L. ERDMAN                    CARBONDALE, IL                  S
JAMES M. HELM                       JOPPA, IL                       T
JOHN S. RENDLEMAN                   CARBONDALE, IL                  P, D

MIDWEST ELECTRIC POWER, INC.

JEFFREY S. BERKBIGLER               CARBONDALE, IL                  S
JAMES M. HELM                       JOPPA, IL                       T
JOHN S. RENDLEMAN                   CARBONDALE, IL                  P, D

SOUTHERN MATERIALS TRANSFER, INC.

JEFFREY S. BERKBIGLER               CARBONDALE, IL                  P, D
JAMES M. HELM                       JOPPA, IL                       T
JOHN S. RENDLEMAN                   CARBONDALE, IL                  P, D

MASSAC ENTERPRISES, LLC

JOHN R. DALY                        JOPPA, IL                       MB
JEFFREY S. BERKBIGLER               CARBONDALE, IL                  MB
ELECTRIC ENERGY, INC.               JOPPA, IL                       MB

                                       13

JAMES M. HELM                       JOPPA, IL                       MB
JOHN S. RENDLEMAN                   CARBONDALE, IL                  MB

UNION ELECTRIC DEVELOPMENT CORPORATION

PAUL A. AGATHEN                     ST. LOUIS, MO                   D
WARNER L. BAXTER                    ST. LOUIS, MO                   D, SVP
JERRE E. BIRDSONG                   ST. LOUIS, MO                   D, VP, T
MARTIN J. LYONS                     ST. LOUIS, MO                   C
GARY L. RAINWATER                   ST. LOUIS, MO                   D, P
STEVEN R. SULLIVAN                  ST. LOUIS, MO                   D, VP, GC, S

ST. LOUIS EQUITY FUND 1988,  1990,  1991,  1992,  1993,  1994, 1995, 1996, 1997,
1998, 1999, 2000, 2001, 2002, 2003

JERRE E. BIRDSONG                   ST. LOUIS, MO                   CM

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY

PAUL A. AGATHEN                       ST. LOUIS, MO                 D, SVP
WARNER L. BAXTER                      ST. LOUIS, MO                 D, SVP
JERRE E. BIRDSONG                     ST. LOUIS, MO                 VP, T
DANIEL F. COLE                        ST. LOUIS, MO                 SVP
MARTIN J. LYONS                       ST. LOUIS, MO                 C
MICHAEL J. MONTANA                    ST. LOUIS, MO                 VP
GILBERT W. MOORMAN                    SPRINGFIELD, IL               VP
CHARLES W. MUELLER                    ST. LOUIS, MO                 D
CRAIG D. NELSON                       ST. LOUIS, MO                 VP
GARY L. RAINWATER                     ST. LOUIS, MO                 D, P, CEO
GARY L. RANDOLPH                      ST. LOUIS, MO                 SVP
STEVEN R. SULLIVAN                    ST. LOUIS, MO                 VP, GC, S
THOMAS R. VOSS                        ST. LOUIS, MO                 D, SVP
DAVID A. WHITELEY                     ST. LOUIS, MO                 SVP

CIPS ENERGY, INC.

GARY L. RAINWATER                     ST. LOUIS, MO                 D, P
STEVEN R. SULLIVAN                    ST. LOUIS, MO                 D, VP, S, T

CIPSCO INVESTMENT COMPANY

WARNER L. BAXTER                      ST. LOUIS, MO                 D
JERRE E. BIRDSONG                     ST. LOUIS, MO                 D, CH, P
MARTIN J. LYONS                       ST. LOUIS, MO                 C, D
LEE R. NICKLOY                        ST. LOUIS, MO                 D, VP
CARLIN C. SCANLAN                     ST. LOUIS, MO                 T
STEVEN R. SULLIVAN                    ST. LOUIS, MO                 S

CIPSCO SECURITIES COMPANY

WARNER L. BAXTER                      ST. LOUIS, MO                 D
JERRE E. BIRDSONG                     ST. LOUIS, MO                 D, P, CEO
MARTIN J. LYONS                       ST. LOUIS, MO                 D, C
LEE R. NICKLOY                        ST. LOUIS, MO                 D, VP
CARLIN C. SCANLAN                     ST. LOUIS, MO                 T
STEVEN R. SULLIVAN                    ST. LOUIS, MO                 S

                                       14

CIPSCO VENTURE COMPANY

WARNER L. BAXTER                      ST. LOUIS, MO                 D
JERRE E. BIRDSONG                     ST. LOUIS, MO                 D, P, CEO
MARTIN J. LYONS                       ST. LOUIS, MO                 D, C
LEE R. NICKLOY                        ST. LOUIS, MO                 D, VP
CARLIN C. SCANLAN                     ST. LOUIS, MO                 T
STEVEN R. SULLIVAN                    ST. LOUIS, MO                 S

MATTOON ENTERPRISES PARK LLC

LEE R. NICKLOY                        ST. LOUIS, MO                 D

MACC, LLC

LEE R. NICKLOY                        ST. LOUIS, MO                 D

ILLINOIS EQUITY FUND 1992, 1994, 1996, 1998, 2000, 2002

LEE R. NICKLOY                        ST. LOUIS, MO                 D

CIPSCO LEASING COMPANY

WARNER L. BAXTER                      ST. LOUIS, MO                 D
JERRE E. BIRDSONG                     ST. LOUIS, MO                 D, P, CEO
MARTIN J. LYONS                       ST. LOUIS, MO                 D, C
LEE R. NICKLOY                        ST. LOUIS, MO                 D, VP
CARLIN C. SCANLAN                     ST. LOUIS, MO                 T
STEVEN R. SULLIVAN                    ST. LOUIS, MO                 S

CLC AIRCRAFT LEASING CO.

WARNER L. BAXTER                      ST. LOUIS, MO                 D
JERRE E. BIRDSONG                     ST. LOUIS, MO                 D, P, CEO
MARTIN J. LYONS                       ST. LOUIS, MO                 D, C
LEE R. NICKLOY                        ST. LOUIS, MO                 D, VP
CARLIN C. SCANLAN                     ST. LOUIS, MO                 T
STEVEN R. SULLIVAN                    ST. LOUIS, MO                 S

CLC LEASING CO. A

WARNER L. BAXTER                      ST. LOUIS, MO                 D
JERRE E. BIRDSONG                     ST. LOUIS, MO                 D, P, CEO
MARTIN J. LYONS                       ST. LOUIS, MO                 D, C
LEE R. NICKLOY                        ST. LOUIS, MO                 D, VP
CARLIN C. SCANLAN                     ST. LOUIS, MO                 T
STEVEN R. SULLIVAN                    ST. LOUIS, MO                 S

CIPSCO ENERGY COMPANY

WARNER L. BAXTER                      ST. LOUIS, MO                 D
JERRE E. BIRDSONG                     ST. LOUIS, MO                 D, P, CEO
MARTIN J. LYONS                       ST. LOUIS, MO                 C
LEE R. NICKLOY                        ST. LOUIS, MO                 D, VP
CARLIN C. SCANLAN                     ST. LOUIS, MO                 T
STEVEN R. SULLIVAN                    ST. LOUIS, MO                 S

                                       15

CEC-ACLP- CO.

WARNER L. BAXTER                      ST. LOUIS, MO                 D
JERRE E. BIRDSONG                     ST. LOUIS, MO                 D, P, CEO
MARTIN J. LYONS                       ST. LOUIS, MO                 D, C
LEE R. NICKLOY                        ST. LOUIS, MO                 D, VP
CARLIN C. SCANLAN                     ST. LOUIS, MO                 T
STEVEN R. SULLIVAN                    ST. LOUIS, MO                 S

AMEREN ENERGY, INC.

PAUL A. AGATHEN                       ST. LOUIS, MO                 D
WARNER L. BAXTER                      ST. LOUIS, MO                 D
JERRE E. BIRDSONG                     ST. LOUIS, MO                 VP, T
DANIEL F. COLE                        ST. LOUIS, MO                 D
BAXTER A. GILLETTE <F1>               ST. LOUIS, MO                 VP
CLARENCE J. HOPF                      ST. LOUIS, MO                 SVP
CHARLES W. MUELLER                    ST. LOUIS, MO                 D
GARY L. RAINWATER <F2>                ST. LOUIS, MO                 D, P
STEVEN R. SULLIVAN                    ST. LOUIS, MO                 VP, GC, S
JAMES F. WHITESIDES <F3>              ST. LOUIS, MO                 PEO, P

Footnotes
---------

<F1>  Baxter Gillette resigned April 1, 2002
<F2>  Gary L. Rainwater elected P April 23, 2002
<F3>  James F. Whitesides resigned January 30, 2002

AMEREN SERVICES CO.

PAUL A. AGATHEN                       ST. LOUIS, MO                 D, SVP
WARNER L. BAXTER                      ST. LOUIS, MO                 D, SVP
JERRE E. BIRDSONG                     ST. LOUIS, MO                 VP, T
CHARLES A. BREMER                     ST. LOUIS, MO                 VP
WILLIAM J. CARR <F1>                  ST. LOUIS, MO                 VP
DANIEL F. COLE                        ST. LOUIS, MO                 SVP
JIMMY L. DAVIS                        ST. LOUIS, MO                 VP
BAXTER A. GILLETTE <F2>               ST. LOUIS, MO                 VP
JEAN M. HANNIS <F3>                   ST. LOUIS, MO                 VP
MARTIN J. LYONS                       ST. LOUIS, MO                 C
RICHARD J. MARK <F4>                  ST. LOUIS, MO                 VP
DONNA K. MARTIN <F5>                  ST. LOUIS, MO                 VP
MICHAEL L. MENNE <F6>                 ST. LOUIS, MO                 VP
MICHAEL J. MONTANA                    ST. LOUIS, MO                 VP
CHARLES W. MUELLER                    ST. LOUIS, MO                 D, CM, CEO
MICHAEL G. MUELLER                    ST. LOUIS, MO                 VP
CRAIG D. NELSON                       ST. LOUIS, MO                 VP
GREGORY L. NELSON                     ST. LOUIS, MO                 VP
GARY L. RAINWATER                     ST. LOUIS, MO                 D, P, COO
J. KAY SMITH                          ST. LOUIS, MO                 VP
STEVEN R. SULLIVAN                    ST. LOUIS, MO                 VP, GC, S
DAVID A. WHITELEY                     ST. LOUIS, MO                 SVP
SAMUEL E. WILLIS                      ST. LOUIS, MO                 VP
THOMAS R. VOSS                        ST. LOUIS, MO                 D, SVP
RONALD C. ZDELLAR                     ST. LOUIS, MO                 VP


                                       16

Footnotes
---------

<F1>  William J. Carr retired on July 1, 2002
<F2>  Baxter A. Gillette resigned on April 1, 2002
<F3>  Jean M. Hannis retired February 1, 2002
<F4>  Richard J. Mark elected VP January 2, 2002
<F5>  Donna K. Martin elected VP May 15, 2002
<F6>  Michael L. Menne elected VP September 1, 2002

AMEREN DEVELOPMENT COMPANY

PAUL A. AGATHEN                       ST. LOUIS, MO                 D, SVP
WARNER L. BAXTER                      ST. LOUIS, MO                 D, SVP
JERRE E. BIRDSONG                     ST. LOUIS, MO                 VP, T
DANIEL F. COLE                        ST. LOUIS, MO                 D
MARTIN J. LYONS                       ST. LOUIS, MO                 C
GARY L. RAINWATER                     ST. LOUIS, MO                 D, P
STEVEN R. SULLIVAN                    ST. LOUIS, MO                 VP, GC, S

AMEREN ERC, INC.

PAUL A. AGATHEN                       ST. LOUIS, MO                 D, SVP
WARNER L. BAXTER                      ST. LOUIS, MO                 D, SVP
JERRE E. BIRDSONG                     ST. LOUIS, MO                 VP, T
DANIEL F. COLE                        ST. LOUIS, MO                 D, P
MARTIN J. LYONS                       ST. LOUIS, MO                 C
MICHAEL G. MUELLER                    ST. LOUIS, MO                 VP
GARY L. RAINWATER                     ST. LOUIS, MO                 D
STEVEN R. SULLIVAN                    ST. LOUIS, MO                 VP, GC, S

GATEWAY ENERGY SYSTEMS, L.C. AND AFFILIATES

WARNER L. BAXTER                      ST. LOUIS, MO                 D
JERRE E. BIRDSONG                     ST. LOUIS, MO                 D
CARLIN C. SCANLAN                     ST. LOUIS, MO                 D

AMEREN ENERGY COMMUNICATIONS, INC.

PAUL A. AGATHEN                       ST. LOUIS, MO                 D
WARNER L. BAXTER                      ST. LOUIS, MO                 D
JERRE E. BIRDSONG                     ST. LOUIS, MO                 VP, T
DANIEL F. COLE                        ST. LOUIS, MO                 D, P
MARTIN J. LYONS <F1>                  ST. LOUIS, MO                 C
GARY L. RAINWATER                     ST. LOUIS, MO                 D
STEVEN R. SULLIVAN                    ST. LOUIS, MO                 VP, GC, S
THOMAS R. VOSS <F2>                   ST. LOUIS, MO                 SVP

Footnotes
---------

<F1>  Martin J. Lyons elected C,  September 11, 2002
<F2>  Thomas R. Voss elected SVP September 11, 2002

AMEREN ENERGY RESOURCES COMPANY

PAUL A. AGATHEN                       ST. LOUIS, MO                 D
WARNER L. BAXTER                      ST. LOUIS, MO                 D

                                       17


JERRE E. BIRDSONG                     ST. LOUIS, MO                 VP, T
DANIEL F. COLE                        ST. LOUIS, MO                 D, P
R. ALAN KELLEY                        ST. LOUIS, MO                 VP
MICHAEL L. MOEHN <F1>                 ST. LOUIS, MO                 VP
CHARLES W. MUELLER                    ST. LOUIS, MO                 D
STEVEN R. SULLIVAN                    ST. LOUIS, MO                 VP, GC, S

Footnotes
---------

<F1>  Michael E. Moehn elected VP September 1, 2002

MISSOURI CENTRAL RAILROAD COMPANY

PAUL A. AGATHEN                       ST. LOUIS, MO                 D
JERRE E. BIRDSONG                     ST. LOUIS, MO                 D
DANIEL F. COLE                        ST. LOUIS, MO                 D
R. ALAN KELLEY                        ST. LOUIS, MO                 D
MICHAEL G. MUELLER                    ST. LOUIS, MO                 D
ROBERT K. NEFF                        ST. LOUIS, MO                 P
STEVEN R. SULLIVAN                    ST. LOUIS, MO                 D, VP, GC, S

ILLINOIS MATERIALS SUPPLY CO.

PAUL AGATHEN                          ST. LOUIS, MO                 D
WARNER L. BAXTER                      ST. LOUIS, MO                 D
JERRE E. BIRDSONG                     ST. LOUIS, MO                 VP, T
DANIEL F. COLE                        ST. LOUIS, MO                 D, P
R. ALAN KELLEY                        ST. LOUIS, MO                 VP
GREGORY L. NELSON                     ST. LOUIS, MO                 VP
MICHAEL J. MONTANA                    ST. LOUIS, MO                 VP
STEVEN R. SULLIVAN                    ST. LOUIS, MO                 VP, GC, S
DAVID A. WHITELEY                     ST. LOUIS, MO                 SVP

AMEREN ENERGY MARKETING COMPANY

PAUL A. AGATHEN                       ST. LOUIS, MO                 D
WARNER L. BAXTER                      ST. LOUIS, MO                 D
JERRE E. BIRDSONG                     ST. LOUIS, MO                 VP, T
DANIEL F. COLE                        ST. LOUIS, MO                 D, P
ANDREW M. SERRI                       ST. LOUIS, MO                 VP
STEVEN R. SULLIVAN                    ST. LOUIS, MO                 VP, GC, S

AMEREN ENERGY DEVELOPMENT COMPANY

PAUL A. AGATHEN                       ST. LOUIS, MO                 D
JERRE E. BIRDSONG                     ST. LOUIS, MO                 VP, T
DANIEL F. COLE                        ST. LOUIS, MO                 P
R. ALAN KELLEY                        ST. LOUIS, MO                 D, VP
ROBERT L. POWERS                      ST. LOUIS, MO                 VP
JERRY L. SIMPSON                      SPRINGFIELD, IL               VP
STEVEN R. SULLIVAN                    ST. LOUIS, MO                 VP, GC, S
JAMES F. WHITESIDES <F1>              ST. LOUIS, MO                 VP

Footnotes
---------

<F1>  James F. Whitesides resigned January 30, 2002


                                       18


AMEREN ENERGY GENERATING COMPANY

PAUL A. AGATHEN                       ST. LOUIS, MO                 D, SVP
JERRE E. BIRDSONG                     ST. LOUIS, MO                 VP, T
WARNER L. BAXTER                      ST. LOUIS, MO                 D, SVP
DANIEL F. COLE                        ST. LOUIS, MO                 D, P
R. ALAN KELLEY                        ST. LOUIS, MO                 SVP
MARTIN J. LYONS                       ST. LOUIS, MO                 C
MICHAEL J. MONTANA                    ST. LOUIS, MO                 VP
ROBERT L. POWERS                      ST. LOUIS, MO                 VP
GARY L. RANDOLPH                      ST. LOUIS, MO                 SVP
JERRY L. SIMPSON                      SPRINGFIELD, IL               VP
STEVEN R. SULLIVAN                    ST. LOUIS, MO                 VP, GC, S
THOMAS R. VOSS                        ST. LOUIS, MO                 SVP
DAVID A. WHITELEY                     ST. LOUIS, MO                 SVP

AMEREN ENERGY FUELS AND SERVICES COMPANY

PAUL A. AGATHEN                       ST. LOUIS, MO                 D
WARNER L. BAXTER                      ST. LOUIS, MO                 D, SVP
JERRE E. BIRDSONG                     ST. LOUIS, MO                 VP, T
DANIEL F. COLE                        ST. LOUIS, MO                 D, P
MARTIN J. LYONS                       ST. LOUIS, MO                 C
MICHAEL G. MUELLER                    ST. LOUIS, MO                 VP
STEVEN R. SULLIVAN                    ST. LOUIS, MO                 VP, GC, S

AFS DEVELOPMENT COMPANY, LLC <F1>

JERRE E. BIRDSONG                     ST. LOUIS, MO                 T
DANIEL F. COLE                        ST. LOUIS, MO                 P
MICHAEL G. MUELLER                    ST. LOUIS, MO                 VP
STEVEN R. SULLIVAN                    ST. LOUIS, MO                 VP, GC, S

Footnotes
---------

<F1> Limited  Liability  Company  organized and officers elected on September 6,
     2002.

COWBOY RAILROAD DEVELOPMENT COMPANY, LLC <F1>

ROBERT K. NEFF                        ST. LOUIS, MO                 M

Footnotes
---------

<F1> Limited  Liability  Company  organized and managers elected on February 15,
     2002.

NOTE:  Positions are indicated above by the following symbols:

C       --    Controller
CEO     --    Chief Executive Officer
CM      --    Chairman
COO     --    Chief Operating Officer
D       --    Director
GC      --    General Counsel
M       --    Manager
MB      --    Member

P       --    President
PEO     --    Principal Executive Officer
S       --    Secretary
SVP     --    Senior Vice President
T       --    Treasurer
VP      --    Vice President

ITEM 6.  OFFICERS AND DIRECTORS - PART ll.

Financial Connections - The following is a list, as of December 31, 2002, of all officers and directors of each system company who have financial connections within the provisions of Section 17(c) of the Public Utility Holding Company Act of 1935.

                                                                    Position
                                                                    Held in        Applicable
Name of Officer                                                     Financial      Exemption
 or Director          Name and Location of Financial Institution    Institution      Rules
    (1)                                 (2)                             (3)           (4)
---------------       ------------------------------------------    -----------   -----------

                                 AMEREN CORPORATION
 Richard A. Lumpkin       First Mid-Illinois Bancshares Inc.         Director      Rule 70(a)
                          First Mid-Illinois Bank & Trust NA         Director      Rule 70(a)


ITEM 6.  OFFICERS AND DIRECTORS - PART lll.

(a) and  (b)  Directors'  and  Executive  Officers'  Compensation  and  Security
              Interests.

Information concerning directors, the chief executive officer and the four other most highly compensated executive officers (as defined by regulations of the Securities and Exchange Commission) of Ameren Corporation System companies is incorporated by reference to "Item (1): Election of Directors", "Security Ownership of Management" and "Executive Compensation" in Ameren Corporation's 2003 definitive proxy statement, a copy of which is included as Exhibit A.4 to this Form U5S.

(c) Directors' and Executive Officers' Contracts and Transactions with System Companies.

None.

(d) Indebtedness of Directors or Executive Officers to System Companies.

None.

(e) Directors'   and   Executive   Officers'   Participation   in   Bonus   and
    Profit-Sharing Arrangements and Other Benefits.

Information concerning directors, the chief executive officer and the four other most highly compensated executive officers (as defined by regulations of the Securities and Exchange Commission) of Ameren Corporation System companies is incorporated by reference to "Item (1): Election of Directors","Executive Compensation" and "Arrangements With Named Executive Officers" in Ameren Corporation's 2003 definitive proxy statement, a copy of which is included as Exhibit A.4 to this Form U5S.

(f) Directors' and Executive Officers' rights to Indemnity.

The state laws under which each of the System companies is incorporated provide broadly for indemnification of directors and officers against claims and liabilities against them in their capacities as such. Each of the System companies' charters or by-laws also provides for indemnification of directors and officers. In addition, directors and executive officers of the System companies are insured under directors' and officers' liability policies issued by Great American Insurance Company, Reliance National Insurance Company, Gulf Insurance Company and Executive Risk Indemnity, Inc. The policies are for the period January 1, 1998 to March 1, 2003. Ameren Corporation has entered into a standard form of indemnity agreement with each of its directors and officers.

ITEM 7.   CONTRIBUTIONS AND PUBLIC RELATIONS

1. Political
   ---------

Central Illinois Public Service Company (d/b/a AmerenCIPS), by authorization of its Board of Directors, matched employee and retiree contributions made to the AmerenCIPS Political Action Committee (PAC) in the amount of $40,000. The AmerenCIPS PAC is a political action committee established in accordance with the law of the state of Illinois for the sole purpose of supporting state and local political candidates in the state of Illinois. The $40,000 matching contribution to the AmerenCIPS PAC was made and reported in accordance with Illinois law.

Union Electric Company (d/b/a AmerenUE), by authorization of its Board of Directors, matched employee contributions made to the AmerenUE Political Action Committee (PAC) in the amount of $37,593.51. The AmerenUE PAC is a continuing committee established in accordance with the laws of the state of Missouri for the sole purpose of supporting state and local political candidates in the state of Missouri. The $37,593.51 matching contribution to the AmerenUE PAC was made and reported in accordance with Missouri Law.

2. Citizens Groups
   ---------------

None for Illinois

None for Missouri

   Public Relations Counsel
   ------------------------

Clarke & Company was retained to advise AmerenUE on general public relations matters. From the time period January 1, 2002 - December 31, 2002, AmerenUE made payments to Clarke & Company in the amount of $294,214.06 for their services.


ITEM 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I.  Contracts for services, including engineering or construction services, or goods supplied or sold between System companies are as follows:

                                                      Calendar Year 2002

                                                                                                                     Compensation
  Nature of Transactions          Company Performing Service                Company Receiving Service                     (4)
           (1)                                (2)                                      (3)                          (in thousands)
Equipment Sales             AmerenEnergy Fuels & Services            AmerenUE                                              $972
Equipment Sales             AmerenUE                                 AmerenCIPS                                             207
Equipment Sales             AmerenUE                                 AmerenEnergy Communications, Inc.                       32
Materials and Supplies      Illinois Materials Supply Co.            AmerenUE                                            54,535
Materials and Supplies      Illinois Materials Supply Co.            AmerenCIPS                                              25
Misc. Services              AmerenCIPS                               AmerenEnergy Marketing Company                       1,232
Misc. Services              AmerenCIPS                               Ameren Corporation                                      59
Misc. Services              AmerenCIPS                               CIPSCO Investment                                       56
Misc. Services              AmerenCIPS                               Illinois Materials Supply Co.                            2
Misc. Services              AmerenCIPS                               AmerenUE                                               557
Misc. Services              AmerenUE                                 Ameren Corporation                                       8
Misc. Services              AmerenUE                                 AmerenEnergy                                             8
Misc. Services              AmerenUE                                 AmerenCIPS                                           1,682
Misc. Services              AmerenUE                                 AmerenERC                                                4
Misc. Services              AmerenUE                                 AmerenEnergy Marketing Company                           3
Misc. Services              AmerenUE                                 Union Electric Development                               2
Misc. Services              AmerenUE                                 AmerenDevelopment                                        9
Misc. Services              AmerenUE                                 AmerenEnergy Fuels & Services                          475
Misc. Services              AmerenUE                                 Illinois Materials Supply Co.                            5
Misc. Services              AmerenUE                                 AmerenEnergy Communications, Inc.                       54
Misc. Services              AmerenEnergy Fuels & Services            AmerenCIPS                                             997
Misc. Services              AmerenEnergy Fuels & Services            Ameren Corporation                                      82
Misc. Services              AmerenEnergy Fuels & Services            AmerenUE                                             4,534
Transmission Services       AmerenUE                                 AmerenEnergy Marketing Company                         942
Transmission Services       AmerenEnergy                             AmerenEnergy Marketing Company                       1,383
Misc. Services              AmerenEnergy                             AmerenEnergy Marketing Company                         812
Misc. Services              AmerenEnergy Communications, Inc.        AmerenEnergy Marketing Company                           7
Misc. Services              AmerenEnergy Communications, Inc.        AmerenCIPS                                               5
Misc. Services              AmerenEnergy Communications, Inc.        AmerenUE                                                32
Misc. Services              AmerenEnergy Marketing Company           AmerenEnergy                                           340
Misc. Services              CIPSCO Investment                        AmerenCIPS                                              55

Part II.                   None.

Part III.                  None.


ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Filed confidentially as Appendix A and on Form SE.

ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

Filed confidentially as Appendix B on Form SE.

                                                       NOTES TO FINANCIAL STATEMENTS
Ameren Corporation                          Reference is made to "Notes to Consolidated Financial Statements"
                                            contained on pages 39 through 64 in the Ameren 2002 Annual Report to Shareholders, which information is incorporated by reference.


Union Electric Company (AmerenUE)           Reference is made to "Notes to Financial Statements" contained on pages 36 through 60 in the AmerenUE 2002 Annual Report, which information is incorporated by reference.


Central Illinois Public Service Company
(AmerenCIPS)                                Reference is made to "Notes to Financial Statements" contained on pages 29 through 47 in the AmerenCIPS 2002 Annual Report, which information is incorporated by reference.


Ameren Energy Generating Company
(Generating Company)                        Reference is made to "Notes to Financial Statements" contained on pages 32 through 50 in the Generating Company 2002 Annual Report, which information is incorporated by reference.


EXHIBITS

The following exhibits are incorporated by reference to the indicated SEC file number, unless a single asterisk appears next to the exhibit reference. A single asterisk indicates exhibits which are filed herewith.

EXHIBIT
NUMBER                           DESCRIPTION

     A. ANNUAL REPORTS FILED UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

        A.1 2002 Annual Report on Form 10-K for Ameren Corporation. (File No. 001-14756)

        A.2 2002 Annual Report on Form 10-K for Central Illinois Public Service Company. (File No. 001-03672)

        A.3 2002 Annual Report on Form 10-K for Union Electric Company. (File No. 001-02967)

        A.4 2002 Annual Report on Form 10-K for Ameren Energy Generating Company. (File No. 333-56594)

      * A.5    2003 Proxy Statement of Ameren Corporation. (File No. 001-14756)

        A.6 2003 Proxy Statement of Central Illinois Public Service Company. (File No. 001-03672)

        A.7    2003  Proxy  Statement  of  Union  Electric  Company.  (File  No.
               001-02967)

     B. CHARTERS, ARTICLES OF INCORPORATION, TRUST AGREEMENTS, BY-LAWS, AND OTHER FUNDAMENTAL DOCUMENTS OF ORGANIZATION

        AMEREN CORPORATION (Ameren)

        B1.1 Agreement and Plan of Merger, dated as of August 11, 1995, by and among Ameren, CIPSCO Incorporated, Union Electric Company d/b/a AmerenUE (AmerenUE), and Arch Merger Inc. (June 30, 1995 Form 10-Q/A (Amendment No. 1), Exhibit 2(a)).

        B1.2 Restated Articles of Incorporation of Ameren (File No. 33-64165, Annex F).

        B1.3   Certificate  of  Amendment  to  Ameren's   Restated  Articles  of
               Incorporation filed with the Secretary of State of the State of Missouri on December 14, 1998 (1998 Form 10-K, Exhibit 3(i)).

        B1.4 By-Laws of Ameren as amended to December 31, 1997 (1997 Form 10-K, Exhibit 3(ii)).

        UNION ELECTRIC COMPANY (AmerenUE)

        B2.1 Restated Articles of Incorporation of AmerenUE, as filed with the Secretary of State of the State of Missouri (1993 AmerenUE Form 10-K, Exhibit 3(i)).

        B2.2 By-Laws of AmerenUE as amended to August 23, 2001 (September 30, 2001 AmerenUE Form 10-Q, Exhibit 3(ii)).

        CENTRAL ILLINOIS PUBLIC SERVICE COMPANY (AmerenCIPS)

        B3.1 Restated Articles of Incorporation of AmerenCIPS (March 31, 1994 AmerenCIPS Form 10-Q, Exhibit 3(b)).

        B3.2 By-Laws of AmerenCIPS as amended effective August 26, 1999 (September 30, 1999 Form 10-Q, Exhibit 3(ii)).

     B. CHARTERS, ARTICLES OF INCORPORATION, TRUST AGREEMENTS, BY-LAWS, AND OTHER FUNDAMENTAL DOCUMENTS OF ORGANIZATION (Continued)

        AMEREN ENERGY GENERATING COMPANY (GENERATING COMPANY)

        B4.1 Articles of Incorporation of Generating Company, filed March 2, 2000 (incorporated by reference to Exhibit 3.1 to Generating Company's Registration Statement on Form S-4 (Commission File No. 333-56594)).

        B4.2 Amendment to Articles of Incorporation of Generating Company, filed April 19, 2000 (incorporated by reference to Exhibit 3.2 to Generating Company's Registration Statement on Form S-4 (Commission File No. 333-56594)).

        B4.3   By-Laws of  Generating  Company  (incorporated  by  reference  to
               Exhibit 3.3 to Generating Companys Registration Statement on Form S-4 (Commission File No. 333-56594)).

        AMEREN ENERGY RESOURCES COMPANY (f/k/a AMEREN INTERMEDIATE HOLDING CO. (RESOURCES COMPANY)

        B5.1 Articles of Incorporation of Resources Company filed September 3, 1999 (1999 U5S, Exhibit B.1).

        B5.2   Articles  of  Amendment  filed  March 2, 2000 (1999 U5S,  Exhibit
               B.1).

        B5.3 By-Laws of the Resources Company effective September 15, 1999 (1999 U5S, Exhibit B.1).

        MISSOURI CENTRAL RAILROAD COMPANY (RAILROAD COMPANY)

        B6.1 Certificate of Incorporation of Railroad Company filed June 6, 1997 (2000 U5S, Exhibit B.1).

        B6.2 Certificate of Amendment of Railroad Company dated October 19, 1999 (2000 U5S, Exhibit B.1).

        B6.3 Amended and Restated By-Laws of Railroad Company dated September 30, 1999 (2000 U5S, Exhibit B.1).

        ENPORION, INC. (ENPORION)

        B7.1 Amended and Restated Certificate of Incorporation of Enporion filed November 6, 2000 (2000 U5S, Exhibit B.2).

        B7.2 Amended and Restated By-Laws of Enporion dated November 6, 2000 (2000 U5S, Exhibit B.2).

        ILLINOIS MATERIALS SUPPLY CO. (IMS)

        B8.1 Articles of Incorporation of IMS filed January 20, 2000 (2000 U5S, Exhibit B.3).

        B8.2   By-Laws of IMS dated January 20, 2000 (2000 U5S, Exhibit B.3).

        AMEREN ENERGY MARKETING COMPANY (MARKETING COMPANY)

        B9.1 Articles of Incorporation of Marketing Company filed March 2, 2000 (2000 U5S, Exhibit B.4).

        B9.2 By-Laws of Marketing Company dated March 2, 2000 (2000 U5S, Exhibit B.4).

     B. CHARTERS, ARTICLES OF INCORPORATION, TRUST AGREEMENTS, BY-LAWS, AND OTHER FUNDAMENTAL DOCUMENTS OF ORGANIZATION (Continued)

        AMEREN ENERGY DEVELOPMENT COMPANY (DEVELOPMENT COMPANY)

        B10.1 Articles of Incorporation of Development Company filed March 27, 2000 (2000 U5S, Exhibit B.5).

        B10.2 Articles of Amendment of Development Company filed April 19, 2000 (2000 U5S, Exhibit B.5).

        B10.3 Amended By-Laws of Development Company dated March 27, 2000 (2000 U5S, Exhibit B.5).

        AMEREN ENERGY GENERATING COMPANY (GENERATING COMPANY)

        B11.1 Articles of Incorporation of Generating Company filed March 2, 2000 (2000 U5S, Exhibit B.6).

        B11.2 By-Laws of Generating Company dated March 2, 2000 (2000 U5S, Exhibit B.6).

        AMEREN ENERGY FUELS AND SERVICES COMPANY (AFS)

        B12.1 Articles of Incorporation of AFS filed September 18, 2000 (2000 U5S, Exhibit B.7).

        B12.2  By-Laws of AFS dated September 18, 2000 (2000 U5S, Exhibit B.7).

        COWBOY RAILROAD DEVELOPMENT COMPANY, LLC (COWBOY)

      * B13.1 Articles of Organization of Cowboy filed February 15, 2002 (filed herewith on Form SE)

      * B13.2  Operating Agreement of Cowboy (filed herewith on Form SE).

        AFS DEVELOPMENT COMPANY, LLC (AFSD)

      * B14.1 Articles of Organization of AFSD filed September 6, 2002 (filed herewith on Form SE).

      * B14.2  Operating Agreement of AFSD (filed herewith on Form SE).

     C. INSTRUMENTS  DEFINING  THE  RIGHTS  OF  SECURITY  HOLDERS,   INCLUDING
        INDENTURES

        AMEREN CORPORATION (AMEREN)

        C1.1 Agreement, dated as of October 9, 1998, between Ameren and EquiServe Trust Company, N.A. (as successor to First Chicago Trust Company of New York), as Rights Agent, which includes the form of Certificate of Designation of the Preferred Shares as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights as Exhibit C (October 14, 1998 Ameren Form 8-K,
               Exhibit 4).

        C1.2 Indenture of Ameren with The Bank of New York, as Trustee, relating to senior debt securities dated as of December 1, 2001 (Ameren's Senior Indenture) (File No. 333-81774, Exhibit 4.5).

        C1.3   Company order  relating to  $150,000,000  Floating Rate Notes due
               December  12,  2003  issued  under  Ameren's   Senior   Indenture
               (including the forms of notes)(File No. 333-81774, Exhibit 4.6).

        C1.4 Company order relating to $100,000,000 5.70% Notes due February 1, 2007 issued under Ameren's Senior Indenture (including the forms of notes) (File No. 333-81774, Exhibit 4.7).

        C1.5 Company order relating to $345,000,000 Notes due May 15, 2007 issued under Ameren's Senior Indenture (including the forms of notes and certificate of normal unit) (File No. 333-81774,
               Exhibit 4.8).

     C. INSTRUMENTS   DEFINING  THE  RIGHTS  OF  SECURITY  HOLDERS,   INCLUDING
        INDENTURES (Continued)

        C1.6 Purchase Contract Agreement dated as of March 1, 2002 between Ameren and The Bank of New York, as purchase contract agent, relating to the 13,800,000 9.75% Adjustable Conversion-Rate Equity Security Units (Equity Security Units) (File No. 333-81774, Exhibit 4.15).

        C1.7 Pledge Agreement dated as of March 1, 2002 among Ameren, The Bank of New York, as purchase contract agent and BNY Trust Company of Missouri, as collateral agent, custodial agent and securities intermediary, relating to the Equity Security Units (File No. 333-81774, Exhibit 4.16).

        UNION ELECTRIC COMPANY (AMERENUE)

        C2.1 Order of the Securities and Exchange Commission dated October 16, 1945 in File No. 70-1154 permitting the issue of Preferred Stock, $3.70 Series (File No. 2-27474, Exhibit 3-E).

        C2.2 Order of the Securities and Exchange Commission dated April 30, 1946 in File No. 70-1259 permitting the issue of Preferred Stock, $3.50 Series (File No. 2-27474, Exhibit 3-F).

        C2.3 Order of the Securities and Exchange Commission dated October 20, 1949 in File No. 70-2227 permitting the issue of Preferred Stock, $4.00 Series (File No. 2-27474, Exhibit 3-G).

        C2.4 Indenture of Mortgage and Deed of Trust of AmerenUE dated June 15, 1937 (Mortgage), as amended May 1, 1941, and Second Supplemental Indenture dated May 1, 1941 (File No. 2-4940, Exhibit B-1).

        C2.5   Supplemental Indentures to Mortgage

                Dated as of                File Reference            Exhibit No.
                -----------                --------------            -----------

               April 1, 1971             Form 8-K, April 1971             6
               February 1, 1974          Form 8-K, February 1974          3
               July 7, 1980              2-69821                          4.6
               December 1, 1991          33-45008                         4.4
               December 4, 1991          33-45008                         4.5
               January 1, 1992           Form 10-K, 1991                  4.6
               October 1, 1992           Form 10-K, 1992                  4.6
               December 1, 1992          Form 10-K, 1992                  4.7
               February 1, 1993          Form 10-K, 1992                  4.8
               May 1, 1993               Form 10-K, 1993                  4.6
               August 1, 1993            Form 10-K, 1993                  4.7
               October 1, 1993           Form 10-K, 1993                  4.8
               January 1, 1994           Form 10-K, 1993                  4.9
               February 1, 2000          Form 10-K, 2000                  4.1
               August 15, 2002           Form 8-K, August 22, 2002        4.3

        C2.6   Indenture  (for  unsecured   subordinated   debt  securities)  of
               AmerenUE  dated as of December 1, 1996 (1996  AmerenUE Form 10-K,
               Exhibit 4.36).

        C2.7 Loan Agreement dated as of December 1, 1991 between the State Environmental Improvement and Energy Resources Authority and AmerenUE, together with Indenture of Trust dated as of December 1, 1991 between the Authority and UMB Bank, N.A., as successor trustee (1992 AmerenUE Form 10-K, Exhibit 4.37).

        C2.8 Loan Agreement dated as of December 1, 1992, between the State Environmental Improvement and Energy Resources Authority and AmerenUE, together with Indenture of Trust dated

     C. INSTRUMENTS   DEFINING  THE  RIGHTS  OF  SECURITY  HOLDERS,   INCLUDING
        INDENTURES

        UNION ELECTRIC COMPANY (Continued)

               as of December 1, 1992 between the Authority and UMB Bank, N.A., as successor trustee (1992 AmerenUE Form 10-K, Exhibit 4.38).

        C2.9 Fuel Lease dated as of February 24, 1981 between AmerenUE, as lessee, and Gateway Fuel Company, as lessor, covering nuclear fuel (1980 AmerenUE Form 10-K, Exhibit 10.20).

        C2.10 Amendments to Fuel Lease dated as of May 8, 1984 and October 15, 1984, respectively, between AmerenUE, as lessee, and Gateway Fuel Company, as lessor, covering nuclear fuel (Registration No. 2-96198, Exhibit 4.28).

        C2.11  Amendment  to Fuel Lease  dated as of October  15,  1986  between
               AmerenUE, as lessee, and Gateway Fuel Company, as lessor, covering nuclear fuel (September 30, 1986 AmerenUE Form 10-Q,
               Exhibit 4.3).

        C2.12 Series 1998A Loan Agreement dated as of September 1, 1998 between The State Environmental Improvement and Energy Resources Authority of the State of Missouri and AmerenUE (September 30, 1998 AmerenUE Form 10-Q, Exhibit 4.28).

        C2.13 Trust Indenture - Environmental Bonds, Series 1998A (1998 U5S, Exhibit C1.2).

        C2.14 Series 1998B Loan Agreement dated as of September 1, 1998 between The State Environmental Improvement and Energy Resources Authority of the State of Missouri and AmerenUE (September 30, 1998 AmerenUE Form 10-Q, Exhibit 4.29).

        C2.15 Trust Indenture - Environmental Bonds, Series 1998B (1998 U5S, Exhibit C1.3).

        C2.16 Series 1998C Loan Agreement dated as of September 1, 1998 between The State Environmental Improvement and Energy Resources Authority of the State of Missouri and AmerenUE (September 30, 1998 AmerenUE Form 10-Q, Exhibit 4.30).

        C2.17 Trust Indenture - Environmental Bonds, Series 1998C (1998 U5S, Exhibit C1.5).

        C2.18 Trust Indenture - Environmental Improvement Revenue Refunding Bonds, Series 2000A, 2000B and 2000C (1999 U5S, Exhibit C1.1).

        C2.19 Loan Agreement - Environmental Improvement Revenue Refunding Bonds, Series 2000A, 2000B and 2000C (1999 U5S, Exhibit C1.2).

        C2.20 Indenture dated as of August 15, 2002, from AmerenUE to The Bank of New York, as Trustee, relating to senior secured debt securities (including the forms of senior secured debt securities as exhibits) (AmerenUE Form 8-K dated August 22, 2002, Exhibit 4.1).

        C2.21 AmerenUE company order dated August 22, 2002 establishing the 5.25% Senior Secured Notes due 2012 (AmerenUE Form 8-K dated August 22, 2002, Exhibit 4.2).

        CENTRAL ILLINOIS PUBLIC SERVICE COMPANY (AMERENCIPS)

        C3.1 Indenture of Mortgage or Deed of Trust dated October 1, 1941, from AmerenCIPS to Continental Illinois National Bank and Trust Company of Chicago and Edmond B. Stofft, as Trustees (U.S. Bank Trust National Association and Patrick J. Crowley are successor Trustees) (Exhibit 2.01 in File No. 2-60232). Supplemental Indentures dated, respectively September 1, 1947, January 1, 1949, February 1, 1952, September 1, 1952, June 1, 1954, February 1, 1958, January 1, 1959, May 1, 1963, May 1, 1964, June 1, 1965,
               May 1, 1967, April 1, 1970, April 1, 1971, September 1, 1971, May
               1, 1972,  December 1, 1973, March 1, 1974, April 1, 1975,

     C. INSTRUMENTS  DEFINING  THE  RIGHTS  OF  SECURITY  HOLDERS,   INCLUDING
        INDENTURES

        CENTRAL ILLINOIS PUBLIC SERVICE COMPANY (Continued)

               October 1, 1976, November 1, 1976, October 1, 1978, August 1, 1979, February 1, 1980, February 1, 1986, May 15, 1992, July 1,
               1992,  September 15, 1992, April 1, 1993, June 1, 1995, March 15,
               1997, June 1, 1997, December 1, 1998 and June 1, 2001 between AmerenCIPS and the Trustees under the Indenture of Mortgage or Deed of Trust referred to above (Amended Exhibit 7(b) in File No. 2-7341; Second Amended Exhibit 7.03 in File No. 2-7795; Second Amended Exhibit 4.07 in File No. 2-9353; Amended Exhibit 4.05 in file No. 2-9802; Amended Exhibit 4.02 in File No. 2-10944; Amended Exhibit 2.02 in File No. 2-13866; Amended Exhibit 2.02 in File No. 2-14656; Amended Exhibit 2.02 in File No.2-21345; Amended Exhibit 2.02 in File No. 2-22326; Amended Exhibit 2.02 in File No. 2-23569; Amended Exhibit 2.02 in File No. 2-26284; Amended Exhibit 2.02 in File No. 2-36388; Amended Exhibit 2.02 in File No. 2-39587; Amended Exhibit 2.02 in File No. 2-41468; Amended Exhibit 2.02 in File No. 2-43912; Exhibit 2.03 in File No. 2-60232; Amended Exhibit 2.02 in File No. 2-50146; Amended
               Exhibit 2.02 in File No. 2-52886; Second Amended Exhibit 2.04 in File No. 2-57141; Amended Exhibit 2.04 in File No. 2-57557; Amended Exhibit 2.06 in File No. 2-62564; Exhibit 2.02(a) in File No. 2-65914; Amended Exhibit 2.02(a) in File No. 2-66380; and Amended Exhibit 4.02 in File No. 33-3188; Exhibit 4.02 to Form 8-K dated May 15, 1992; Exhibit 4.02 to Form 8-K dated July 1, 1992; Exhibit 4.02 to Form 8-K dated September 15, 1992; Exhibit
               4.02 to Form 8-K dated March 30, 1993; Exhibit 4.03 to Form 8-K dated June 5, 1995; Exhibit 4.03 to Form 8-K dated March 15, 1997; Exhibit 4.03 to Form 8-K dated June 1, 1997; Exhibit 4.2, in File No. 333-59438; and Exhibit 4.1 to June 30, 2001 Form 10-Q.)

        C3.2 Indenture dated as of December 1, 1998 from AmerenCIPS to The Bank of New York relating to Senior Notes, 5.375% due 2008 and 6.125% due 2028 (Exhibit 4.4, in File No. 333-59438).

        C3.3 Trust Indenture - Pollution Control Revenue Refunding Bonds, Series 2000A (1999 U5S, Exhibit C2.1).

        C3.4 Loan Agreement - Pollution Control Revenue Refunding Bonds, Series 2000A (1999 U5S, Exhibit C2.2).

        AMEREN ENERGY GENERATING COMPANY (GENERATING COMPANY)

        C4.1 Indenture, dated as of November 1, 2000, between Generating Company and The Bank of New York, as Trustee, relating to senior notes (the "Generating Indenture") (Exhibit 4.1 to Generating Company's Registration Statement on Form S-4 (Commission File No. 333-56594)).

        C4.2 First Supplemental Indenture to the Generating Indenture, dated as of November 1, 2000 (Exhibit 4.2 to Generating Company Registration Statement on Form S-4 (Commission File No. 333-56594)).

        C4.3 Form of Second Supplemental Indenture to the Generating Indenture, dated as of June 12, 2001 (Exhibit 4.3 to Generating Company's Registration Statement on Form S-4 (Commission File No. 333-56594)).

        C4.5 Third Supplemental Indenture to the Generating Indenture, dated as of June 1, 2002 (including as exhibit the form of Note (Exhibit 4.1 to Generating Company's quarterly report on Form 10-Q for the quarter ended June 30, 2002).

      D. AGREEMENT ALLOCATING CONSOLIDATED INCOME TAX LIABILITY BY AMEREN CORPORATION AND SUBSIDIARIES

     *F. SCHEDULES SUPPORTING ITEMS OF THE REPORT

         F-1 The opinion of the independent accountants as to the consolidated financial statements and the footnotes are included in Exhibit A.1, which is incorporated by reference.

          F-2 Supporting plant, depreciation and reserve schedules for Union Electric Company from FERC Form No. 1 - Annual Report of Major Electric Utilities, Licensees, and Others, FERC Form No. 2 - Annual Report of Natural Gas Companies, and Form 21 ILCC - Annual Report of Electric Utilities Licensees and/or Natural Gas Utilities as follows: (filed confidentially on Form SE, Appendix
               B)

               Summary  of  Utility  Plant  and   Accumulated   Provisions   for
               Depreciation, Amortization and Depletion (Electric & Gas)

               Nuclear Fuel Materials

               Electric Plant in Service

               Gas Plant in Service

               Electric Plant Held for Future Use

               Construction Work in Progress - Electric

               Construction Work in Progress - Gas

               Accumulated Provision for Depreciation of Electric Utility Plant

               Accumulated Provision for Depreciation of Gas Utility Plant

               Gas Stored

               Non-utility Property

               Accumulated   Provision  for  Depreciation  and  Amortization  of
               Non-utility Property

               Depreciation and Amortization of Electric Plant

               Depreciation, Depletion and Amortization of Gas Plant


          F-3 Supporting plant, depreciation and reserve schedules for Central Illinois Public Service Company from FERC Form No. 1 - Annual Report of Major Electric Utilities, Licensees, and Others and Form 21 ILCC - Annual Report of Electric Utilities Licensees and/or Natural Gas Utilities as follows: (filed confidentially on Form SE, Appendix B)

               Summary  of  Utility  Plant  and   Accumulated   Provisions   for
               Depreciation, Amortization and Depletion (Electric & Gas)

               Electric Plant in Service

               Gas Plant in Service

               Manufactured Gas Production Plant - Supplemental Schedule

               Electric Plant Held for Future Use

               Gas Plant Held for Future Use

               Construction Work in Progress - Electric

               Construction Work in Progress - Gas

               Accumulated Provision for Depreciation of Electric Utility Plant

               Accumulated Provision for Depreciation of Gas Utility Plant

               Gas Stored

               Non-utility Property

               Accumulated   Provision  for  Depreciation  and  Amortization  of
               Non-utility Property

               Depreciation and Amortization of Electric Plant

               Depreciation, Depletion and Amortization of Gas Plant


          F-4 Supporting plant, depreciation and reserve schedules for Ameren Energy Generating Company from FERC Form No. 1 - Annual Report of Major Electric Utilities, Licensees, and Others as follows:
               (filed confidentially on Form SE, Appendix B)

               Summary  of  Utility  Plant  and   Accumulated   Provisions   for
               Depreciation, Amortization and Depletion (Electric & Gas)

               Nuclear Fuel Materials

               Electric Plant in Service

               Electric Plant Held for Future Use

               Construction Work in Progress - Electric

               Construction Overheads - Electric

               Accumulated Provision for Depreciation of Electric Utility Plant

               Non-utility Property

               Depreciation and Amortization of Electric Plant



     G. ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG IN WHICH THE SYSTEM HOLDS AN INTEREST TO OTHER SYSTEM COMPANIES (filed herewith on Form SE).

     H.  FINANCIAL STATEMENTS FOR EACH EWG OF THE REGISTERED HOLDING COMPANY

         H.1 Audited Financial Statements for AmerenEnergy Generating Company (File No. 333-56594, Form 10-K, filed under the Securities and Exchange Act of 1933)
        *H.2 Audited Consolidated Financial Statements for Electric Energy, Inc. and Subsidiaries (filed confidentially on Form SE)
        *H.3 Unaudited Consolidated Financial Statements for AmerenEnergy Development Company (filed confidentially on Form SE, Appendix B)
        *H.4 Unaudited Financial Statements for Midwest Electric Power, Inc. (filed confidentially on Form SE)




                                   SIGNATURE


Ameren Corporation, a registered holding company, has duly caused this annual report for the year ended December 31, 2002 to be signed on its behalf by the undersigned thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                                         AMEREN CORPORATION


                                         By: /s/ Martin J. Lyons, Jr.
                                             -----------------------------
                                                 Martin J. Lyons, Jr.
                                             Vice President and Controller

April 30, 2003